UNITED STATES OF AMERICA

                      BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                                    WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")                              CERTIFICATE
WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO")         PURSUANT TO
THE CONNECTICUT LIGHT AND POWER COMPANY ("CL&P")         RULE 24

File No.  70-08875
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in Post-Effective Amendment No. 13 (Amendment No. 15) to the Application/Declaration on Form U-1 (the "Amendment") in File No. 70-08875, NU, CL&P and WMECO hereby report and certify as follows:

(i) On November 17, 2000, NU entered into a $400 million revolving credit facility pursuant to a Credit Agreement dated as of November 17, 2000 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which is filed as an exhibit to this Certificate.

(ii) On November 17, 2000, WMECO and CL&P entered into a $350 million revolving credit facility pursuant to a Credit Agreement dated as of November 17, 2000, among WMECO and CL&P, the Banks Named Therein, Citibank, N.A. as Administrative Agent, a copy of which is filed as an exhibit to this Certificate .

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Amendment and the order of the Commission issued on November 18, 1999 in this file.

Submitted with this Certificate is the "past tense" opinion of counsel.

November 27, 2000

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY

By:  /s/ Randy A. Shoop
       Randy A. Shoop
       Assistant Treasurer-Finance, Northeast Utilities Service Company, as Agent for all of the above-named companies